Exhibit 99.1
FOR IMMEDIATE RELEASE
NIDEC CORPORATION
New York Stock Exchange symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594
Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com
Released on September 3, 2010 in Kyoto, Japan
Notice of Determination of the Aggregate Issue Amount, Etc. of Euro Yen
Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015
     Nidec Corporation (the “Company”)(NYSE:NJ) announced today that the aggregate issue amount of the Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights due 2015 (the “Bonds with Stock Acquisition Rights”, among which the bonds only shall be referred to as the “Bonds” and the stock acquisition rights only shall be referred to as the “Stock Acquisition Rights” hereinafter), of which issue was resolved at the meeting of the Board of Directors of the Company held on September 2, 2010 and the terms of the issuance thereof was determined thereafter on the same day, have been decided. Notice is hereby given of such aggregate issue amount, etc., as described below:
Description

1.	Aggregate principal amount of the Bonds :	100,000,000,000 yen and the aggregate principal amount of the Bonds related to the replacement Bonds with Stock Acquisition Rights

2.	Total number of Stock Acquisition Rights to be issued:	20,000 rights and the number of rights to be obtained by dividing by 5,000,000 yen the aggregate of the principal amounts of the Bonds related to replacement Bonds with Stock Acquisition Rights

(For reference)

1.	Date of resolution for the issue:	September 2, 2010

2.	Date of determination of the term	September 2, 2010

3.	Closing date and issue date for the Bonds :	September 21, 2010 (London time)

4.	The Company had granted to the managers options to purchase additional Bonds with Stock Acquisition Rights in the maximum aggregate principal amount of 20,000,000,000 yen, and the Company received a notice to exercise such options to purchase additional Bonds with Stock Acquisition Rights with regard to the aggregate principal amount of 20,000,000,000 yen. Therefore, the aggregate issue amount, etc. have been decided as above.

5.	Due to the issuance of the Bonds with Stock Acquisition Rights, the ratio of the residual securities to the total number of shares outstanding as of September 2, 2010 (145,075,080 shares) would be 6.49%.

(Note) the ratio is calculated by dividing the number of the shares to be issued when all Stock Acquisition Rights is exercised at the initial conversion price by the total number of shares outstanding mentioned above.
     For detailed information, please see the press release of the Company dated September 2, 2010 “Notice of Issuance of Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015” and dated September 3, 2010 “ Notice of Determination of the Terms of Issuance of Euro Yen Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015”.
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